Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Lab123, Inc. (A Development Stage Company) on Form SB-2 Amendment No. 1 [File No. 333-137545] of our report dated September 21, 2006, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Lab123, Inc. (A Development Stage Company) as of August 31, 2006 and for the period from August 25, 2006 (Date of Inception) through August 31, 2006, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman LLP

Marcum & Kliegman LLP
New York, New York
November 21 , 2006